Consolidated Statements of Income – unaudited

	Three months ended December 31		Year ended December 31
In millions, except per share data	2018	2017	2018	2017
Revenues	$3,808	$3,285	$14,321	$13,041
Operating expenses
Labor and fringe benefits (1)	791	665	2,860	2,536
Purchased services and material	527	473	1,971	1,769
Fuel	466	379	1,732	1,362
Depreciation and amortization	346	316	1,329	1,281
Equipment rents	115	107	467	418
Casualty and other	111	120	469	432
Total operating expenses (1)	2,356	2,060	8,828	7,798
Operating income (1)	1,452	1,225	5,493	5,243
Interest expense	(122)	(117)	(489)	(481)
Other components of net periodic benefit income (1)	73	76	302	315
Other income	93	4	376	12
Income before income taxes	1,496	1,188	5,682	5,089
Income tax recovery (expense) (Note 3)	(353)	1,423	(1,354)	395
Net income	$1,143	$2,611	$4,328	$5,484
Earnings per share
Basic	$1.57	$3.50	$5.89	$7.28
Diluted	$1.56	$3.48	$5.87	$7.24
Weighted-average number of shares
Basic	728.4	746.2	734.5	753.6
Diluted	731.3	750.0	737.7	757.3
Dividends declared per share	$0.4550	$0.4125	$1.8200	$1.6500

(1)
The Company adopted Accounting Standards Update (ASU) 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. See Note 2 - Recent accounting pronouncements for additional information.

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Income – unaudited

	Three months ended December 31		Year ended December 31
In millions	2018	2017	2018	2017
Net income	$1,143	$2,611	$4,328	$5,484
Other comprehensive income (loss)
Net gain (loss) on foreign currency translation	293	(6)	403	(197)
Net change in pension and other postretirement benefit plans	(910)	(361)	(759)	(224)
Other comprehensive loss before income taxes	(617)	(367)	(356)	(421)
Income tax recovery (expense)	302	105	291	(5)
Other comprehensive loss	(315)	(262)	(65)	(426)
Comprehensive income	$828	$2,349	$4,263	$5,058
See accompanying notes to unaudited consolidated financial statements.

CN | 2018 – Fourth Quarter 11

Consolidated Balance Sheets – unaudited

	December 31	December 31
In millions	2018	2017
Assets
Current assets
Cash and cash equivalents	$266	$70
Restricted cash and cash equivalents	493	483
Accounts receivable	1,169	984
Material and supplies	557	424
Other current assets	243	229
Total current assets	2,728	2,190

Properties	37,773	34,189
Pension asset	446	994
Intangible and other assets	267	256
Total assets	$41,214	$37,629
Liabilities and shareholders' equity
Current liabilities
Accounts payable and other	$2,316	$1,903
Current portion of long-term debt	1,184	2,080
Total current liabilities	3,500	3,983

Deferred income taxes	7,480	6,953
Other liabilities and deferred credits	501	590
Pension and other postretirement benefits	707	699
Long-term debt	11,385	8,748
Shareholders' equity
Common shares (Note 4)	3,634	3,613
Common shares in Share Trusts	(175)	(168)
Additional paid-in capital (Note 4)	408	434
Accumulated other comprehensive loss	(2,849)	(2,784)
Retained earnings (Note 4)	16,623	15,561
Total shareholders' equity	17,641	16,656
Total liabilities and shareholders' equity	$41,214	$37,629
See accompanying notes to unaudited consolidated financial statements.

12 CN | 2018 – Fourth Quarter

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2016	762.0	1.8	$3,647	$(137)	$450	$(2,358)	$13,239	$14,841
Net income							5,484	5,484
Stock options exercised	1.2		68		(10)			58
Settlement of equity settled awards (Note 4)	0.3	(0.3)		24	(84)		(22)	(82)
Stock-based compensation expense and other					78		(3)	75
Repurchase of common shares	(20.4)		(102)				(1,898)	(2,000)
Share purchases by Share Trusts	(0.5)	0.5		(55)				(55)
Other comprehensive loss						(426)		(426)
Dividends ($1.65 per share)							(1,239)	(1,239)
Balance at December 31, 2017	742.6	2.0	3,613	(168)	434	(2,784)	15,561	16,656
Net income							4,328	4,328
Stock options exercised	1.7		120		(17)			103
Settlement of equity settled awards (Note 4)	0.4	(0.4)		31	(68)		(30)	(67)
Stock-based compensation expense and other					59		(2)	57
Repurchase of common shares	(19.0)		(99)				(1,901)	(2,000)
Share purchases by Share Trusts	(0.4)	0.4		(38)				(38)
Other comprehensive loss						(65)		(65)
Dividends ($1.82 per share)							(1,333)	(1,333)
Balance at December 31, 2018	725.3	2.0	$3,634	$(175)	$408	$(2,849)	$16,623	$17,641
See accompanying notes to unaudited consolidated financial statements.

CN | 2018 – Fourth Quarter 13

Consolidated Statements of Cash Flows – unaudited

	Three months ended December 31		Year ended December 31
In millions	2018	2017	2018	2017
Operating activities
Net income	$1,143	$2,611	$4,328	$5,484
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	346	316	1,329	1,281
Deferred income taxes	126	(1,603)	527	(1,195)
Gain on disposal of property	(79)	—	(338)	—
Changes in operating assets and liabilities:
Accounts receivable	26	3	(91)	(125)
Material and supplies	13	(2)	(120)	(70)
Accounts payable and other	394	118	379	418
Other current assets	(37)	(61)	14	(80)
Pensions and other, net	(15)	(33)	(110)	(197)
Net cash provided by operating activities	1,917	1,349	5,918	5,516
Investing activities
Property additions	(1,264)	(878)	(3,531)	(2,673)
Disposal of property	—	—	194	—
Other, net	(20)	(14)	(67)	(65)
Net cash used in investing activities	(1,284)	(892)	(3,404)	(2,738)
Financing activities
Issuance of debt	845	423	3,268	916
Repayment of debt	(371)	(777)	(2,393)	(841)
Change in commercial paper, net	(348)	662	99	379
Settlement of foreign exchange forward contracts on debt	15	15	53	(15)
Issuance of common shares for stock options exercised	27	20	103	58
Withholding taxes remitted on the net settlement of equity settled awards	(2)	(2)	(51)	(57)
Repurchase of common shares	(479)	(473)	(2,000)	(2,016)
Purchase of common shares for settlement of equity settled awards	(1)	(3)	(16)	(25)
Purchase of common shares by Share Trusts	(38)	(55)	(38)	(55)
Dividends paid	(331)	(307)	(1,333)	(1,239)
Net cash used in financing activities	(683)	(497)	(2,308)	(2,895)

Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	—	2	—	(2)

Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(50)	(38)	206	(119)

Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	809	591	553	672

Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$759	$553	$759	$553
Cash and cash equivalents, end of period	$266	$70	$266	$70
Restricted cash and cash equivalents, end of period	493	483	493	483

Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$759	$553	$759	$553
Supplemental cash flow information
Interest paid	$(89)	$(104)	$(488)	$(477)
Income taxes paid	$(107)	$(214)	$(776)	$(712)
See accompanying notes to unaudited consolidated financial statements.

14 CN | 2018 – Fourth Quarter

Notes to Unaudited Consolidated Financial Statements

1 – Basis of presentation

In these notes, the "Company" or "CN" refers to, Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries.
The accompanying unaudited Interim Consolidated Financial Statements, expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.
These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2017 Annual Consolidated Financial Statements, except as disclosed in Note 2 – Recent accounting pronouncements, and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following recent Accounting Standards Updates (ASUs) issued by FASB were adopted by the Company during the current year:

ASU 2017-07 Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost
The ASU requires employers that sponsor defined benefit pension plans and/or other postretirement benefit plans to report the service cost component in the same line item or items as other compensation costs. The other components of net periodic benefit cost are required to be presented in the statement of income separately from the service cost component and outside a subtotal of income from operations. The new guidance allows only the service cost component to be eligible for capitalization. The guidance must be applied retrospectively for the presentation of the service cost component and other components of net periodic benefit cost in the statement of income and prospectively for the capitalization of the service cost component of net periodic benefit cost.
The Company adopted this ASU in the first quarter of 2018 with an effective date of January 1, 2018. As a result, the classification of the components of pension and postretirement benefit costs other than current service cost are now shown outside of Operating income in a separate caption entitled Other components of net periodic benefit income in the Company’s Consolidated Statements of Income.
As a result of applying this ASU, for the three months and year ended December 31, 2018, operating income was reduced by $73 million and $302 million, respectively ($76 million and $315 million for the three months and year ended December 31, 2017, respectively) with a corresponding increase presented in the new caption below Operating income with no impact on Net income. The guidance allowing only the service cost component to be eligible for capitalization did not have a significant impact on the Company’s Consolidated Financial Statements.

ASU 2016-01 Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities
The ASU provides guidance for the recognition, measurement, presentation and disclosure of financial instruments. The guidance requires equity investments, except for those accounted for under the equity method or that result in consolidation, to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair value at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. The guidance must be applied prospectively by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption.
The Company adopted this ASU in the first quarter of 2018 on a prospective basis with an effective date of January 1, 2018. As a result of applying this ASU, the Company elected to measure all existing equity investments without readily determinable fair values, other than those accounted for using the equity method or that result in consolidation, at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The adoption of the ASU did not have a significant impact on the Company’s Consolidated Financial Statements.

ASU 2014-09 Revenue from Contracts with Customers and related amendments (Topic 606)
The ASU requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Additional disclosures

CN | 2018 – Fourth Quarter 15

Notes to Unaudited Consolidated Financial Statements

are required to assist users of financial statements to understand the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts. The guidance can be applied using either the retrospective or modified retrospective transition method.
The Company adopted this standard in the first quarter of 2018 with an effective date of January 1, 2018 using the modified retrospective transition method applied to contracts that were not completed as of January 1, 2018. The adoption of this standard did not have an impact on the Company’s Consolidated Financial Statements, other than for the new disclosure requirements.

ASU 2018-02 Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income
The ASU provides entities the option to reclassify the stranded tax effects resulting from the Tax Cuts and Jobs Act (“U.S. Tax Reform”) from accumulated other comprehensive income to retained earnings. The guidance also requires certain disclosures about stranded tax effects and a description of the accounting policy for releasing income tax effects from accumulated other comprehensive income. The guidance can either be applied prospectively from the beginning of the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the U.S. Tax Reform is recognized.
The Company adopted the amendments of this ASU during the fourth quarter of 2018 with an effective date of October 1, 2018. The Company did not elect to reclassify the income tax effects resulting from the U.S. Tax Reform from Accumulated other comprehensive loss to Retained earnings. The adoption of this standard did not have an impact on the Company’s Consolidated Financial Statements, other than for the new disclosure requirements.

The following recent ASU issued by FASB has an effective date after December 31, 2018 and has not been adopted by the Company:

ASU 2016-02 Leases and related amendments (Topic 842)
The ASU requires a lessee to recognize a right-of-use asset and a lease liability on the balance sheet for all leases greater than twelve months and requires additional qualitative and quantitative disclosures. The lessor accounting model under the new standard is substantially unchanged. The guidance must be applied using a modified retrospective approach. Entities may elect to apply the guidance to each prior period presented with a cumulative-effect adjustment to retained earnings recognized at the beginning of the earliest period presented or to apply the guidance with a cumulative-effect adjustment to retained earnings recognized at the beginning of the period of adoption. The ASU is effective for annual and interim reporting periods beginning after December 15, 2018.
The standard will have a significant impact on the Company's Consolidated Balance Sheets due to the recognition of right-of-use assets and lease liabilities for leases currently classified as operating leases with a term over twelve months. The Company has identified all contracts that contain a lease and has assembled the data necessary to calculate the estimated impact on transition. The Company has implemented a new lease management system and has made changes to processes and internal controls necessary to meet the reporting and disclosure requirements of this standard.
The new standard provides a number of practical expedients and accounting policy elections upon transition. The Company will not elect the package of three practical expedients that permits the Company not to reassess prior conclusions about lease identification, lease classification and initial direct costs. The Company will elect:

•	the use-of-hindsight practical expedient to reassess lease term and the likelihood that a purchase option will be exercised;

•	the land easement practical expedient to not evaluate land easements that were not previously accounted for as leases under Topic 840;

•	the short-term lease exemption for all asset classes that permits entities not to recognize right-of-use assets and lease liabilities onto the balance sheet; and

•	the practical expedient to not separate lease and non-lease components for the freight car asset category.
The Company will adopt the requirements of the ASU effective January 1, 2019, using a modified retrospective approach with a cumulative-effect adjustment to Retained earnings recognized on January 1, 2019, with no restatement of the comparative periods' financial information. As at January 1, 2019, the cumulative-effect adjustment required to adopt the new standard will increase the balance of Retained earnings by approximately $30 million. The initial adoption transition adjustment to record right-of-use assets and lease liabilities for leases over twelve months on the Company's Consolidated Balance Sheet will be approximately $750 million.

Other recently issued ASUs required to be applied for periods beginning on or after January 1, 2019 have been evaluated by the Company and will not have a significant impact on the Company's Consolidated Financial Statements.

16 CN | 2018 – Fourth Quarter

Notes to Unaudited Consolidated Financial Statements

3 - Income taxes

U.S. Tax Cuts and Job Act
On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act ("U.S. Tax Reform"). The U.S. Tax Reform reduces the U.S. federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The U.S. Tax Reform also allows for immediate capital expensing of new investments in certain qualified depreciable assets made after September 27, 2017, which will be phased down starting in year 2023. As a result of the U.S. Tax Reform, the Company's net deferred income tax liability decreased by $1,764 million for the year ended December 31, 2017.
The U.S. Tax Reform introduced other important changes to U.S. corporate income tax laws that may significantly affect CN in future years including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes, and limitations to the deduction for net interest expense incurred by U.S. corporations. Since the enactment of the U.S. Tax Reform, U.S. authorities have issued various proposed regulations and preliminary guidance interpreting its provisions. These interpretations have been taken into account and did not affect the calculation of the Company's current year income tax provision and tax payments. However, the U.S. Tax Reform and these proposed regulations are expected to impact the Company’s income tax provisions and tax payments in future years.

4 - Share capital

Additional paid-in capital
In the fourth quarter of 2018, the Company changed its presentation for the settlement of equity-settled awards when purchasing shares on the open market, on a retrospective basis. Whereas previously upon settlement, the stock-based compensation expense was reclassified from Additional paid-in capital to Common shares and the settlement cost was recorded in Additional paid-in capital, now upon settlement, the Company records in Retained earnings the excess, if any, of the settlement cost of the awards over the related stock-based compensation expense, with no adjustment to Common shares. The Company reclassified prior year balances for Common shares, Additional paid-in capital, and Retained earnings in the Consolidated Balance Sheets to conform with the new presentation. For the years ended December 31, 2017 and 2016, the impact of this reclassification increased Additional paid-in capital by $192 million and $86 million, respectively, decreased Common shares by $167 million and $83 million, respectively, and decreased Retained earnings by $25 million and $3 million, respectively.

CN | 2018 – Fourth Quarter 17